Exhibit 99.2

LI BANG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	June 30,
	2024	2024
	(Unaudited)
ASSETS
Current Assets:
Cash	$1,094,269	$153,914
Restricted cash	96,125	80,293
Accounts receivable, net	11,662,750	12,286,665
Notes receivable	22,543	172,348
Loans receivable	4,515,050	-
Inventories	1,728,639	1,750,369
Advances to suppliers, net	846,772	991,518
Prepaid expenses and other current assets, net	348,042	283,061
Total current assets	20,314,190	15,718,168

Non-current assets:
Fixed deposits	2,643,147	2,665,993
Non-current accounts receivable	526,939	670,146
Prepayment for land use rights	1,391,130	1,403,154
Deferred offering cost	-	588,013
Property and equipment, net	2,687,078	2,790,891
Intangible assets, net	527,846	539,925
Deferred tax assets, net	575,376	533,345
Other non-current assets	134,790	169,933
Total non-current assets	8,486,306	9,361,400

Total Assets	$28,800,496	$25,079,568

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$425,951	$6,857,415
Accounts payable	4,697,264	4,694,905
Advances from customers	1,173,881	1,027,164
Taxes payable	3,027,617	3,273,227
Due to related parties	224,636	131,574
Other payables and other current liabilities	1,403,386	1,033,729
Total current liabilities	10,952,735	17,018,014

Non-current Liabilities:
Long-term loans	10,155,250	3,806,557
Total non-current liabilities	10,155,250	3,806,557

Total Liabilities	21,107,985	20,824,571

Commitments and contingencies	-	-

Equity:
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 18,748,000 and 17,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	1,875	1,700
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	6,833,912	2,236,677
Statutory reserves	761,989	755,100
Retained earnings	452,050	1,583,977
Accumulated other comprehensive loss	(293,423)	(258,907)
Total shareholders’ equity of the Company	7,754,704	4,316,848
Non-controlling interests	(62,193)	(61,851)
Total Equity	7,692,511	4,254,997

Total Liabilities and Equity	$28,800,496	$25,079,568

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2024	2023

Revenues：
Project revenues	$4,451,937	$3,488,031
Retail revenues	264,908	241,814
Total revenues	4,716,845	$3,729,845
Cost of revenues	(3,875,916)	(3,118,057)
Gross profit	840,929	611,788

Operating expenses:
Selling and marketing	423,228	368,409
General and administrative	1,464,679	1,479,561
Provision for expected credit losses	135,456	342,542
Total operating expenses	2,023,363	2,190,512

Loss from operations	(1,182,434)	(1,578,724)

Other (expenses) income:
Interest expense	(205,482)	(213,102)
Other income, net	194,583	347,670
Total other (expenses) income, net	(10,899)	134,568

Loss before provision for income taxes	(1,193,333)	(1,444,156)

Income tax (benefit) expense	(67,418)	18,892

Net loss	(1,125,915)	(1,463,048)
Less: net loss attributable to non-controlling interests	(877)	(1,350)
Net loss attributable to ordinary shareholders	$(1,125,038)	$(1,461,698)

Comprehensive loss
Net loss	$(1,125,915)	$(1,463,048)
Foreign currency translation (loss) gain	(33,981)	102,560
Total comprehensive loss	(1,159,896)	(1,360,488)
Comprehensive loss attributable to non-controlling interests	(342)	(2,543)
Comprehensive loss attributable to ordinary shareholders	$(1,159,554)	$(1,357,945)

Loss per ordinary share
– Basic and diluted	$(0.06)	$(0.09)

Weighted average number of ordinary shares outstanding
– Basic and diluted	17,628,239	17,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	loss	equity	interests	equity
Balance as of June 30, 2023	17,000,000	$1,700	$(1,699)	$2,236,677	$755,100	$2,955,118	$(339,563)	$5,607,333	$(58,293)	$5,549,040
Net loss						(1,461,698)		(1,461,698)	(1,350)	(1,463,048)
Foreign currency translation adjustment							103,753	103,753	(1,193)	102,560
Balance as of December 31, 2023 (unaudited)	17,000,000	$1,700	$(1,699)	$2,236,677	755,100	1,493,420	$(235,810)	$4,249,388	$(60,836)	$4,188,552

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	loss	equity	interests	equity
Balance as of June 30, 2024	17,000,000	$1,700	$(1,699)	$2,236,677	$755,100	$1,583,977	$(258,907)	$4,316,848	$(61,851)	$4,254,997
Shares issued in connection with initial public offering	1,748,000	175		4,597,235				4,597,410		4,597,410
Net loss						(1,125,038)		(1,125,038)	(877)	(1,125,915)
Appropriation to statutory reserve					6,889	(6,889)
Foreign currency translation adjustment							(34,516)	(34,516)	535	(33,981)
Balance as of December 31, 2024 (unaudited)	18,748,000	$1,875	$(1,699)	$6,833,912	761,989	452,050	$(293,423)	$7,754,704	$(62,193)	$7,692,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,125,915)	$(1,463,048)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	218,547	230,934
Gain on disposal of property and equipment	(17,245)	(14,785)
Provision for expected credit losses	135,456	342,542
Deferred tax expense	(46,935)	18,892
Changes in operating assets and liabilities:
Accounts receivable	713,032	287,094
Notes receivable	149,390	(673,822)
Advances to suppliers	(39,082)	(624,146)
Inventories	6,779	(419,768)
Prepaid expenses and other current assets	(45,089)	237,785
Accounts payable	42,896	746,266
Advances from customers	156,632	763,878
Taxes payable	(219,118)	(90,259)
Due to related parties	(522)	(14,032)
Other payables and other current liabilities	329,605	500,640
Net cash provided by (used in) operating activities	258,431	(171,829)

Cash flows from investing activities:
Loans to third parties	(4,515,050)	-
Purchases of property and equipment	(42,177)	(104,142)
Proceeds from disposal of property and equipment	24,236	17,271
Net cash used in investing activities	(4,532,991)	(86,871)

Cash flows from financing activities:
Proceeds from loans	56,044	783,945
Repayments of loans	(47,370)	(691,466)
Payment of offering costs	-	(74,566)
Net proceeds from initial public offering	5,227,732	-
Net cash provided by financing activities	5,236,406	17,913

Effect of foreign exchange rate on cash	(2,449)	8,352

Net increase (decrease) in cash and restricted cash	959,397	(232,435)
Cash and restricted cash at the beginning of the period	230,997	541,127
Cash and restricted cash at the end of the period	$1,190,394	$308,692

Reconciliation of cash and restricted cash
Cash	$1,094,269	$169,996
Restricted cash	96,125	138,696
Total cash and restricted cash per the statements of cash flows	$1,190,394	$308,692

Supplemental disclosures of cash flow information:
Interest paid	$202,787	$217,565
Income taxes paid	$124	$-

Non-cash transactions:
Reclassification of deferred offering cost	$630,322	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI BANG INTERNATIONAL CORPORATION INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 –BUSINESS DESCRIPTION

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International and its subsidiaries (collectively, the Company”) is in the business of designing, developing, producing and selling stainless steel commercial kitchen equipment to its customers in China under its “Li Bang” brand. Additionally, the Company provides its customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Corporate History

On July 8, 2021, the Company’s shareholders approved a Memorandum and Articles of Association, pursuant to which 500,000,000 shares were authorized as ordinary shares with a par value of US$0.0001 per share, and the Company issued 10,000 ordinary shares. On July 15, 2022, in connection with the reorganization, the Company issued 16,990,000 ordinary shares to the following entities. The share issuance was treated as a stock split.

●	12,801,000 ordinary shares to Maple Huang Holdings Limited;

●	2,635,000 ordinary shares to Funa Lee Holdings Limited;

●	799,000 ordinary shares to Army Chan Holdings Limited; and

●	765,000 ordinary shares to Delight Wang Holdings Limited.

Of the total 17,000,000 outstanding ordinary shares, 75.3% are owned by Maple Huang Holdings Limited, a British Virgin Islands (“BVI”) company, controlled by Huang Feng, the Company’s CEO and Chairman of the Board; and 15.5% are owned by Funa Lee Holdings Limited, a BVI company, controlled by Li Funa, Huang Feng’s spouse. Therefore, Huang Feng beneficially owns 90.8% of the Company.

On July 26, 2021, Li Bang International formed its wholly owned subsidiary, Li Bang International Hong Kong Holdings Limited (“Li Bang HK”) in Hong Kong. On August 18, 2021, Li Bang HK formed its wholly owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”) in the PRC.

Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”), a limited liability company incorporated on April 8, 2010, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on November 24, 2021. Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”), a limited liability company incorporated on May 18, 2007, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 23, 2021. Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”), a limited liability company incorporated on March 22, 2019, under the laws of China, became a Li Bang Intelligent Technology’s wholly-owned subsidiary on December 24, 2021. On December 2, 2019, Li Bang Kitchen Appliance established Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”), holding 90% of its equity interests. On November 25, 2015, Wuxi Li Bang established Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”), holding 95% of its equity interests. In March 2019, Wuxi Li Bang transferred its ownership in Nanjing Bangshijie to Li Bang Kitchen Appliance.

Reorganization

The Reorganization involved the incorporation of Li Bang International and Li Bang Intelligent Technology, and the transfer of the 100% equity interest of Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang. Consequently, Li Bang International, through its subsidiary Li Bang HK, directly controls Li Bang Kitchen Appliance, Suzhou Deji and Wuxi Li Bang, and became the ultimate holding company of all other entities mentioned above.

The Reorganization was accounted for as a recapitalization among entities under common control since the controlling shareholder, Huang Feng, controlled these entities before and after the Reorganization. The consolidation of Li Bang International and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the Company’s consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Initial Public Offering (the IPO”)

On October 23, 2024, Li Bang International completed its IPO and was listed on the Nasdaq Capital Market. It issued 1,520,000 Ordinary Shares with a par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $6.08 million. On November 14, 2024, Li Bang International issued 228,000 additional shares for the over-allotment, with par value of US$0.0001 per share and at $4.00 per share, with gross proceeds of $0.91 million. After deducting the underwriting discounts and offering expenses, the Company received total net proceeds of approximately $5.23 million.

The Company’s current corporate structure is as follows:

NOTE 2 – LIQUIDITY

As reflected in the accompanying unaudited condensed consolidated financial statements (“CFS”), the Company reported net loss of $1,125,915 and $1,463,048 for the six months ended December 31, 2024 and 2023, respectively.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company’s working capital requirements are influenced by the level of the Company’s operations and timing of accounts receivable collections. As of December 31, 2024, the Company had cash of approximately $1.1 million and outstanding bank loans of approximately $10.6 million. If the Company requires additional funding to finance its operations, the Company’s major shareholders indicated their intent and ability to provide such financial support. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its working capital requirement for at least 12 months through December 31, 2025.

The accompanying CFS were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying CFS do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying CFS were prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and the rules and regulations of the Securities Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made. While these CFS are prepared in accordance with US GAAP, they do not include all the information required for annual financial statements and should be read in conjunction with the audited CFS and accompanying notes included in the Company’s Form 20-F for the year ended June 30, 2024.

Principles of consolidation

The CFS include the financial statements of the Company and its majority-owned subsidiaries. All transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Non-controlling interests

Non-controlling interests (“NCIs”) are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively.

Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China. China’s Deposit Insurance Regulation requires banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB500,000 (US$69,557) for each bank.

Restricted cash

Restricted cash consists of guarantee that is not freely available for immediate use. It’s the amount the Company puts aside and holds to ensure project performance. With the progress of the project, the liability under this guarantee is discharged and the restricted cash is converted within three months after the end of the reporting period. The Company presents restricted cash in the CFS as a current asset.

Accounts receivable and expected credit losses

Accounts receivable is presented net of an allowance for estimated credit losses. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-45, non-current accounts receivable are the amounts the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the payment period in the contract, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses a one-year period as the basis for the separation of current and non-current accounts receivable.

The Company signs contracts with its customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 90% to 97% of the total contract price after acceptance, and 3% to 10% after the expiration of the warranty period (that ranges from 1 to 5 years) in accordance with industry practice. For accounting purposes, the Company records an accounts receivable (the “warranty retainage”) for the 3% to 10% outstanding balance upon delivery of the underlying products. The Company recognizes receivables with payment terms of more than one year as agreed in the sales contract as non-current accounts receivable, principally the warranty retainage and other payments according to the contract.

The Company adopted ASC 326, Credit Losses (“ASC 326”) on July 1, 2023, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for expected credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables (the “CECL model”). In determining the amount of the allowance for expected credit losses, the Company considers not only the input from its CECL model but also the historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Bad debts are written off as incurred.

Notes receivable

Notes receivable are trade accounts receivable from customers where the customers’ banks guaranteed the underlying payment to the Company. The notes receivable are non-interest bearing and generally range from three to six months from the date of issuance. The balance of $22,543 as of December 31, 2024 was fully collected in January 2025.

Advances to suppliers, net

Advances to suppliers consist of balance paid to suppliers for inventories that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance.

Inventories

Inventories consist of raw materials, work in progress and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. There was no allowance for inventory as of December 31 and June 30, 2024.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	10-20 years
Computer and office equipment	3-10 years
Machinery and equipment	3-10 years
Vehicles	4-5 years

Intangible assets, net

Intangible assets consist of land use rights purchased from third parties and they are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives of 50 years.

Impairment of long-lived assets

The Company reviews long-lived assets, including definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of income and comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated. No impairment of long-lived assets was recognized for the six months ended December 31, 2024 and 2023, respectively.

Fair value of financial instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology that are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments including cash, restricted cash, accounts receivable, notes receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and other payables and other current liabilities approximate their FVs due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined impaired.

Revenue recognition

In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the service transfers to the customer. Under ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s revenue is divided into two categories: project revenue, that is, contracts signed through bidding to sell and install kitchen equipment according to the customer’s needs; and retail revenue, which is mainly to purchase individual kitchen equipment from other suppliers and sell it to former or new customers who learned about the Company’s products in other ways. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

Project sales:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The customer issues a product check and acceptance document after checking the quantity and quality of the products received and installed. Revenue is recognized when the Company receives confirmation of product acceptance. Revenues are recorded net of value-added tax and discounts.

The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed in five days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the Company’s customized equipment and installation. These services are interdependent and never transferred to the customer on their own. Customers do not have the option to purchase these services separately due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is recognized for these services under ASC 606 until the project is complete.

The Company provides on-site installation and maintenance services and according to the contracts, the customers do not have the option to purchase these services separately. The warranty does not provide the customers with a service in addition to the assurance the product complies with agreed-upon contract specifications and is considered an assurance warranty. The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

Retail sales:

Retail revenue is generated by the Company when retail sales of products occur without a signed contract on a retail basis. Retail sales usually occur when prior customers need to replace or add individual products. Retail customers usually purchase the products by WeChat or telephone with the salesperson. In addition, there are customers who come directly to the factory to purchase products. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to the customer at which time revenue is recognized. Revenues are recorded net of value-added tax, business taxes and discounts.

Cost of revenues

Cost of revenues consists primarily of the cost of merchandise sold, delivery cost and installation fees, that are directly attributable to the sale of certain designated products.

General and administrative expenses

General and administrative expenses are mainly payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rent.

Selling expenses

Selling expenses are mainly payroll and benefits for employees involved in the sales and distribution functions, and freight out.

Interest expenses

Interest expense is interest on short- and long-term borrowings.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various statutory employee benefits, including medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on percentages of employees’ salaries. Total expenses the Company incurred for the plan were $121,845 and $101,239 for the six months ended December 31, 2024 and 2023, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended December 31, 2024 and 2023. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2024 and June 30, 2024.

Value Added Tax (“VAT”)

The VAT rate for revenue from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying CFS. All VAT returns filed by the Company’s subsidiaries in the PRC, are subject to examination by the tax authorities for five years from the date of filing.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net (loss), diluted securities are not included as they would be anti-dilutive. For the six months ended December 31, 2024 and 2023, there were no dilutive securities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s CFS are reported using the U.S. dollar (“US$” or “$”). The unaudited condensed consolidated statements of loss and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contributions. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of loss and comprehensive loss.

The value of the RMB against the US$ fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	December 31,	June 30,	Six months ended December 31,
	2024	2024	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss
RMB:1USD	7.1884	7.1268	7.1373	7.1587

Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM was identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

Statements of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are reported based upon the local currencies, and then translated at average translation rates for the periods presented. As a result, assets and liabilities changes reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2024 and June 30, 2024, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of December 31, 2024, $7.73 million or 53% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2024, $8.05 million or 52% of the Company’s accounts receivable were from state-owned enterprises.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk principally on floating rate borrowings, and the risks due to changes in interest rates is not considered material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. Considering that there is no sign of inflation in China’s current economic environment, this risk should not affect the Company’s operations.

Other uncertainty risks

The Company’s major operations are in the PRC. Accordingly, the political, economic, and legal environment in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s operations in the PRC are subject to considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws, this may not be indicative of future results.

Related parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Total trade accounts receivable	$14,578,141	$15,518,614
Less: allowance for expected credit losses	(2,388,452)	(2,561,803)
Total accounts receivable, net	12,189,689	12,956,811
Accounts receivable - current	11,662,750	12,286,665
Accounts receivable - non-current	$526,939	$670,146

Accounts receivable – non-current is the non-current portion of warranty retainage as of December 31, 2024, as follows by due date:

Due date of accounts receivable - non current	Amount
1-2years	$340,036
2-3years	108,294
>3 years	78,609
Total	$526,939

As of December 31, 2024 and June 30, 2024, warranty retainage included in total accounts receivable was approximately $2.84 million and $3.02 million, respectively.

Due date of warranty retainage as of December 31, 2024	Amount
Within 1 year	$2,313,993
1-2years	340,036
2-3years	108,294
>3 years	78,609
Total	$2,840,932

The movement of the allowance for expected credit losses was follows:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at June 30	$(2,561,803)	$(1,596,858)
Current period addition	-	(216,180)
Reversal of allowance	151,398	-
Foreign exchange difference	21,953	(32,264)
Balance at December 31 (unaudited)	$(2,388,452)	$(1,845,302)

NOTE 5 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Advances for products and services	$1,274,256	$1,246,130
Less: allowance for expected credit losses	(427,484)	(254,612)
Advances to suppliers, net	$846,772	$991,518

The movement of the allowance for expected credit losses was as follows:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at June 30	$(254,612)	$(113,202)
Current period addition	(175,053)	(129,535)
Foreign exchange difference	2,181	(2,287)
Balance at December 31 (unaudited)	$(427,484)	$(245,024)

NOTE 6 – INVENTORIES

Inventories consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Raw materials	$484,493	$524,470
Finished goods	1,108,624	1,125,824
Work in progress	135,522	100,074
Inventories	$1,728,639	$1,750,369

The Company reviews its inventories periodically to determine if reserve is necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. For the six months ended December 31, 2024 and 2023, there was no provision for slow-moving or obsolete inventory.

NOTE 7 – LOANS RECEIVABLE

Loans receivable consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
WELL FANCY DEVELOPMENT LTD. (1)	$283,050	$-
HAMASEN INTERNATIONAL CONSULTANCY LIMITED (2)	600,000	-
LIBRA APPRAISAL LIMITED (3)	500,000	-
GIANT IMAGE LIMITED (4)	2,832,000	-
OIC CORPORATE SERVICES LIMITED (5)	300,000	-
Total loan receivable - current	$4,515,050	$-

(1)	On October 28, 2024, Li Bang International provided a loan of $283,050 with interest of 5% to WELL FANCY DEVELOPMENT LTD., a third-party, from October 28, 2024 to September 27, 2025. According to the loan agreement, the principal shall be repaid by September 27, 2025.

(2)	On October 28, 2024, Li Bang International provided a loan of $600,000 with interest of 5% to HAMASEN INTERNATIONAL CONSULTANCY LIMITED, a third-party, from October 28, 2024 to October 27, 2025. According to the loan agreement, the principal shall be repaid by October 27, 2025.

(3)	On October 28, 2024, Li Bang International provided a loan of $500,000.00 with interest of 5% to LIBRA APPRAISAL LIMITED, a third-party, from October 28, 2024 to October 27, 2025. According to the loan agreement, the principal shall be repaid by October 27, 2025.

(4)	On October 28, 2024 and November 18, 2024, Li Bang International provided two loans of $2,000,000 and $832,000 to GIANT IMAGE LIMITED, a third-party for one year, carrying interest at 5%. According to the loan agreements, the $2,000,000 shall be repaid by October 27, 2025. The $832,000 shall be repaid by October 17, 2025.

(5)	On November 14, 2024, Li Bang International provided a loan of $300,000 with interest of 5% to OIC CORPORATE SERVICES LIMITED, a third-party, from November 14, 2024 to October 13, 2025. According to the loan agreement, the principal shall be repaid by October 13, 2025.

NOTE 8 – FIXED DEPOSITS

Fixed deposits are time deposits placed with banks with a maturity date over one year. Interest earned is recorded as interest income in the statements of (loss) income and comprehensive (loss) income. As of December 31, 2024, the Company’s time deposits were RMB19,000,000 ($2,643,147); and mature in May 2026.

Fixed deposits consisted of the following:

		As of December 31, 2024
No.		Principal Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

		As of June 30, 2024
No.		Principal Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

NOTE 9 – PREPAYMENT FOR LAND USE RIGHTS

On November 26, 2021, the Company prepaid RMB10 million (US$1.40 million) to the local government for land on which it plans to build a new plant. The land is in Jiangsu Province, with an area of approximately 13,000 square meters. On April 29, 2024, the local government issued a statement indicating it will expedite the approval process. As of the date the CFS are issued, the approval process is still in progress.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Buildings and improvements	$3,971,274	$4,005,600
Computer and office equipment	146,854	158,033
Machinery and equipment	1,799,649	1,817,171
Vehicles	807,629	773,097
Subtotal	6,725,406	6,753,901
Less: accumulated depreciation	(4,038,328)	(3,963,010)
Property and equipment, net	$2,687,078	$2,790,891

For the six months ended December 31, 2024 and 2023, depreciation was $211,041 and $223,451, respectively.

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Land use rights	$745,194	$751,635
Less: accumulated amortization	(217,348)	(211,710)
Intangible assets, net	$527,846	$539,925

For the six months ended December 31, 2024 and 2023, amortization was $7,505 and $7,483, respectively.

Estimated future amortization is as follows as of December 31, 2024:

12 months ending December 31,	Amortization
2025	$14,904
2026	14,904
2027	14,904
2028	14,904
2029	14,904
Thereafter	453,327
Total	$527,846

NOTE 12 – BANK BORROWINGS

The Company’s total bank borrowings are as following:

		December 31, 2024 (Unaudited)
No.		Principal Amount	Annual Interest Rate	Contract term
		$
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	201,714	3.500%	2024/03/18-2027/03/18
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	765,122	3.500%	2024/03/19-2027/03/19
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	730,343	3.500%	2024/03/19-2027/03/19
(4)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	695,565	3.800%	2024/03/20-2027/03/20
(5)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	62,601	3.800%	2024/03/21-2027/03/20
(6)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	104,335	3.800%	2024/03/21-2027/03/20
(7)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	500,807	3.500%	2024/03/21-2027/03/20
(8)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	695,565	3.500%	2024/03/21-2027/03/20
(9)	Jiangyin Rural Commercial Bank	1,391,130	3.650%	2024/03/04-2025/03/03
(10)	China Merchants Bank Co., Ltd.	375,605	4.830%	2024/04/02-2024/10/02
(11)	Jiangsu Bank Co., Ltd.	417,339	4.350%	2024/05/30-2025/05/29
(12)	Jiangsu Bank Co., Ltd.	695,565	3.600%	2024/06/18-2025/06/17
(13)	Jiangyin Rural Commercial Bank	834,678	3.650%	2024/05/15-2025/05/13
(14)	Jiangyin Rural Commercial Bank	1,391,130	3.650%	2024/03/06-2025/03/05
(15)	Jiangyin Rural Commercial Bank	1,669,356	3.650%	2024/05/14-2025/05/12
(16)	Bank of Hangzhou Co., Ltd	25,240	9.350%	2024/07/29-2025/03/05
(17)	Shenzhen Qianhai Webank	12,520	9.350%	2024/07/29-2025/03/05
(18)	Shenzhen Qianhai Webank	12,586	9.350%	2024/08/07-2025/03/05
	Total bank borrowings	10,581,201
	Less: current portion	425,951
	Bank borrowings - non current	$10,155,250

	June 30, 2024
	Principal Amount	Annual Interest Rate	Contract term
	$
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	$203,457	3.500%	2024/03/18-2027/03/18
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	771,735	3.500%	2024/03/19-2027/03/19
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	736,656	3.500%	2024/03/19-2027/03/19
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	701,577	3.800%	2024/03/20-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	63,142	3.800%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	105,237	3.800%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	505,136	3.500%	2024/03/21-2027/03/20
Jiangsu Suzhou Rural Commercial Bank Co., Ltd	701,577	3.500%	2024/03/21-2027/03/20
Jiangyin Rural Commercial Bank	1,403,154	3.650%	2024/03/04-2025/03/03
China Merchants Bank Co., Ltd.	378,852	4.930%	2024/04/02-2025/03/23
Jiangsu Bank Co., Ltd.	420,946	4.350%	2024/05/30-2025/05/29
Jiangsu Bank Co., Ltd.	701,577	3.600%	2024/06/18-2025/06/17
Jiangyin Rural Commercial Bank	841,893	3.650%	2024/05/15-2025/05/13
Jiangyin Rural Commercial Bank	1,403,154	3.650%	2024/03/06-2025/03/05
Jiangyin Rural Commercial Bank	1,683,785	3.650%	2024/05/14-2025/05/12
Bank of Hangzhou Co., Ltd	29,467	9.832%	2024/04/01-2026/03/27
Shenzhen Qianhai Webank	12,628	9.832%	2024/04/01-2026/03/27
Total bank borrowings	10,663,973
Less: current portion	6,857,415
Bank borrowings-non current	$3,806,557

(1)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB1.45 million (US$201,714) on March 18, 2024. This loan matures March 18, 2027.

(2)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.50 million ($765,122) on March 19, 2024. This loan matures March 19, 2027.

(3)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.25 million ($730,343) on March 19, 2024. This loan matures March 19, 2027.

(4)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($695,565) on March 20, 2024. This loan matures on March 20, 2027.

(5)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB0.45 million ($62,601) on March 21, 2024. This loan matures on March 20, 2027.

(6)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB0.75 million ($104,335) on March 21, 2024. This loan matures on March 20, 2027.

(7)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately$292,000) and RMB27.7 million (approximately$3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB3.6 million ($500,807) on March 21, 2024. This loan matures on March 20, 2027.

(8)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million (approximately $292,000) and RMB27.7 million (approximately $3.85 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew down RMB5 million ($695,565) on March 21, 2024. This loan matures on March 20, 2027.

(9)	On March 4, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and a maturity date of March 3, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

(10)	On April 2, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($375,605) from China Merchants Bank Co., Ltd., and a maturity date of October 2, 2024. On September 23, 2024, Li Bang Kitchen Appliance extended the loan to March 23, 2025.The loan was repaid upon maturity.

(11)	On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($417,339) from Jiangsu Bank Co., Ltd. and a maturity date of May 29, 2025. On May 28, 2025, Li Bang Kitchen Appliance extended the loan to May 28, 2026 with interest of 3.50%. For presentation purposes, the loan is classified as a long-term loan.

(12)	On June 18, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB5 million ($695,565) from Jiangsu Bank Co., Ltd. and a maturity date of June 17, 2025. The loan is collateralized by real estate, land use rights and patents. The loan was refinanced and extended to June 10, 2026 with interest of 3.10%. For presentation purposes, the loan is classified as a long-term loan.

(13)	On May 15, 2024, Wuxi Libang obtained a working capital loan of 6 million ($834,678) from Jiangyin Rural Commercial Bank and due on May 13, 2025. The loan was guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

(14)	On March 6, 2024, Wuxi Libang obtained a working capital loan of 10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 5, 2025. The loan was guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was refinanced and extended to March 2, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

(15)	On May 14, 2024, Wuxi Libang obtained a working capital loan of 12 million yuan (approximately $1.7 million) from Jiangyin Rural Commercial Bank and due on May 12, 2025. The loan was collateralized by real estate and land use rights. The loan was refinanced and extended to May 5, 2026 with interest of 3.65%. For presentation purposes, the loan is classified as a long-term loan.

(16)	On July 29, 2024, Wuxi Libang obtained a working capital loan from the Bank of Hangzhou, for RMB210,000 ($29,214) and a maturity date of July 27, 2026. According to the agreement, the Company shall repay the principal and interest monthly. As of December 31, 2024, the outstanding principal balance of the loan was RMB181,429 ($25,240). The loan was repaid on March 5, 2025.

(17)	On July 29, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB90,000 ($12,520) and a maturity date of July 27, 2026. The loan was repaid on March 5, 2025.

(18)	On August 7, 2024, Wuxi Libang obtained a working capital loan from Shenzhen Qianhai Webank for RMB 100,000 ($13,911) and a maturity date of July 27, 2026. According to the agreement, the Company shall repay the principal and interest monthly. As of December 31, 2024, the outstanding principal balance of the loan was RMB90,476 ($12,586). The loan was repaid on March 5, 2025.

NOTE 13 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Payroll payable	$1,229,180	$864,458
Interest-free borrowing from third parties	80,100	80,100
Accrued expenses	90,651	72,079
Other	3,455	17,092
Other payables and other current liabilities	$1,403,386	$1,033,729

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024:

Name of related parties	Relationship with the Group
Huang Feng	Ultimate majority shareholder of the Company, CEO and Chairman of the Board
Xia Liang	Supervisor of Yangzhou Bangshijie, CFO of Li Bang International
Li Funa	Director, ultimate shareholder of the Company and Huang Feng’s spouse
Fan Hu	Executive director and legal representative of Yangzhou Bangshijie and Nanjing Bangshijie
Suzhou Beifusi Trading Co., Ltd. (“Suzhou Beifusi”)	A vendor, Huang Feng owns 65% of its equity interest

The following are related party balances which are non-interest bearing as of December 31, 2024 and June 30, 2024:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Amounts due to related parties:
Huang Feng (1)	$224,636	$24,098
Fan Hu (1)	-	107,476
	$224,636	$131,574

(1)	The balances represent primarily business expenses paid on behalf of the Company.

NOTE 15 – NON-CONTROLLING INTERESTS

Non-controlling interests consisted of the following:

	December 31, 2024
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Deficit	$(2,995)	$(62,752)	$(65,747)
Accumulated other comprehensive income	194	3,360	3,554
Total non-controlling interests	$(2,801)	$(59,392)	$(62,193)

	June 30, 2024
	Yangzhou Bangshijie	Nanjing Bangshijie	Total

Deficit	$(2,995)	$(61,875)	$(64,870)
Accumulated other comprehensive income	170	2,849	3,019
Total non-controlling interests	$(2,825)	$(59,026)	$(61,851)

Yangzhou Bangshijie is a limited liability company incorporated on December 2, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 90% equity interest. Nanjing Bangshijie is a limited liability company incorporated on November 25, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 95% equity interest.

No capital contributions were received from non-controlling shareholders during the six months ended December 31, 2024 and 2023.

NOTE 16 – OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Non-project installation and maintenance revenue	$29,725	$57,507
Rental income, net (1)	66,531	78,358
Brand charge	1,341	90,397
Waste sales	17,422	28,181
Interest income from fixed deposits and loans receivable	80,539	55,206
Government subsidies (2)	10,225	47,194
Other expense	(11,200)	(9,173)
Total other income (expense), net	$194,583	$347,670

(1)

On February 10, 2021, Wuxi Li Bang leased the property at No. 179 Xizhang Road, Gushan Town to Jiangyin Shuaina Home Furniture Technology Co., Ltd for six years and the rent is RMB3,750,000 (US$521,674) in total. The rent is paid yearly, RMB600,000 (US$83,468) for the first three years and RMB650,000 (US$90,423) for the following three years.

On February 1, 2022, Wuxi Li Bang leased part of the property at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. for three years and the rent is RMB1,800,000(US$250,403) in total, and the annual rent is RMB600,000 (US$83,468).

(2)	In 2023, Li Bang Kitchen Appliance was recognized as an advanced manufacturing enterprise by the local government and enjoyed preferential value-added tax deduction.

NOTE 17 – TAXES

Corporation income taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income from the location in which each entity is domiciled.

Li Bang International is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Li Bang HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

The Company’s subsidiaries incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”). Each subsidiary in the PRC must file its own tax returns as consolidated returns are not permitted in the PRC.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Wuxi Li Bang was approved as an HNTE in November 2016, and was re-approved in December 2019. Wuxi Li Bang is entitled to a reduced income tax rate of 15% and can benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12, 2022. And the preferential rate of 15% was extended to October 2025.

Loss before provision for income taxes consisted of:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Outside China	$(302,695)	$(60,000)
China	(890,638)	(1,384,156)
Loss before provision for income taxes	$(1,193,333)	$(1,444,156)

Income tax (benefit) expense consisted of the following:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current
China	$47	$-
Deferred
China	(67,465)	18,892
Income tax (benefit) expense	$(67,418)	$18,892

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Income tax at expected tax rates	25.0%	25.0%
Non-deductible expenses	(4.0)%	(0.3)%
Effect of PRC preferential tax rate (1)	2.3%	(4.0)%
Non-PRC entities not subject to PRC tax	(6.3)%	(1.0)%
Allowance for DTA (2)	(10.8)%	(20.2)%
Other	(0.6)%	(0.7)%
Effective tax rate	5.6%	(1.2)%

(1)

Li Bang Kitchen Appliance obtained recognition of HNTE on October 12,2022; and the preferential rate of 15% was extended to October 2025. Effective tax rate increased by 2.3% and decreased by 4.0% for the six months ended December 31, 2024 and 2023, respectively.

For the six months ended December 31, 2024, the net income generated by Li Bang Kitchen Appliance was offset by the losses of other subsidiaries of the Company, therefore the preferential tax rate of Li Bang Kitchen Appliance increased the overall effective tax rate of the Company.

For the six months ended December 31, 2023, both Li Bang Kitchen Appliance and other subsidiaries incurred losses, and the preferential tax rate reduced the overall effective tax rate of the Company.

(2)	The Company incurred net loss of $1.13 million and $1.46 million for the six months ended December 31, 2024 and 2023, respectively. Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance for its deferred income tax assets (DTA).

Deferred tax assets:

	December 31,	June 30,
	2024	2024
	(Unaudited)
Allowance for expected credit losses	$575,376	$533,345

Taxes Payable:

Taxes payable consisted of the following:

	December 31,	June 30,
	2024	2024
	(Unaudited)
VAT	$797,822	$1,014,959
Income taxes	2,129,463	2,168,507
Dividend withholding	87,762	88,521
Other	12,570	1,240
Total	$3,027,617	$3,273,227

NOTE 18 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major customers

Details of customers accounting for 10% or more of the Company’s net revenues are as follows:

	For the Six Months Ended December 31,
	2024		2023
	(Unaudited)		(Unaudited)
Customer A	$1,666,092	35.3%	-	-
Customer B	967,876	20.5%	-	-
Customer C	-	-	$1,101,355	29.5%
Customer D	-	-	577,875	15.5%
Total	$2,633,968	55.8%	$1,679,230	45.0%

Details of customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	December 31,		June 30,
	2024		2024
	(Unaudited)
Customer E	$-	-	$1,655,031	10.7%
Total	$-	-	$1,655,031	10.7%

Major suppliers

Details of suppliers accounting for 10% or more of the Company’s total purchases are as follows:

	For the Six Months Ended December 31,
	2024		2023
	(Unaudited)		(Unaudited)
Supplier A	$-	-	$324,283	10.4%
Total	$-	-	$324,283	10.4%

As of December 31, 2024 and June 30, 2024, no supplier accounted for more than 10% of the Company’s trade accounts payable.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CFS. As of December 31, 2024 and June 30, 2024, the Company was not aware of any litigation or proceedings against it.

Warranties

In connection with the Company’s sales and installations, it provides warranties from 1 to 5 years for its products. The Company accepts product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. The Company has not experienced any material warranty claims.

Employment agreements

We entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The chief executive officer and employee director may resign at any time with advance written notice.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for three years. The position shall be up for re-appointment every year by the board of directors (“BOD”). Mr. Huang is entitled to US$30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for three years. The position shall be up for re-appointment every year by the BOD Mr. Xia is entitled to US$30,000 for each calendar year, payable monthly.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled toUS$30,000 for each calendar year, payable quarterly.

On May 14, 2022, Ms. Li Funa, a director, received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is elected and qualified. The BOD may terminate the position as a director for any or no reason. The position is up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to US$30,000 for each calendar year, payable monthly.

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms that are less than one year in duration. The Company made full payment for lease agreements in advance.

 Rent expense for the six months ended December 31, 2024 and 2023 was $30,431 and $26,115, respectively.

NOTE 20 – SUBSEQUENT EVENTS

On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan from Jiangyin Rural Commercial Bank, for RMB10,000,000 ($1,391,130) with interest at 3.650%, which is due March 2, 2026.

On March 3, 2025, Wuxi Libang entered into a credit facility of RMB5 million ($695,565) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with interest of 3.500% and a term of one year. Wuxi Libang drew RMB1 million ($139,113) in June 2025.

On March 5, 2025, Wuxi Libang obtained a working capital loan from Jiangyin Rural Commercial Bank, for RMB10,000,000 ($1,391,130) with interest at 3.650%, which is due March 2, 2026.

On May 12, 2025, Wuxi Libang obtained a working capital loan of RMB18 million (approximately $2.5 million) from Jiangyin Rural Commercial Bank with interest of 3.65%, which is due May 5, 2026. The loan is collateralized by real estate and land use rights of Wuxi Libang.

On June 10, 2025, Li Bang Kitchen Appliance obtained a working capital loan from China Merchants Bank Co., Ltd., for RMB2,700,000 ($1,391,130) with interest at 4.48%, which is due March 2, 2026.

On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan from Jiangsu Bank Co., Ltd., for RMB5 million ($695,565) with interest at 3.10%, which is due June 10, 2026.

NOTE 21 – PARENT COMPANY INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC Subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s CFS except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in loss of subsidiaries” on the condensed statements of loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the CFS of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2024 and June 30, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the CFS, if any.

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2024
	(Unaudited)
ASSETS
Current assets:
Cash	$247,586	$-
Loans receivable	4,515,050
Other receivables	37,000	1
Total current assets	4,799,636	1
Non-current assets:
Deferred offering cost	-	80,000
Investment in subsidiaries	3,451,043	4,709,197
Total non-current assets	3,451,043	4,789,197

Total assets	$8,250,679	$4,789,198

LIABILITIES AND EQUITY
Current Liabilities
Other payables and other current liabilities	$495,975	$472,350
Total current liabilities	495,975	472,350

Total liabilities	495,975	472,350

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 18,748,000 and 17,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	1,875	1,700
Subscription receivables	(1,699)	(1,699)
Additional paid-in capital	6,833,912	2,236,677
Statutory reserves	761,989	755,100
Retained earnings	452,050	1,583,977
Accumulated other comprehensive loss	(293,423)	(258,907)
Total equity	7,754,704	4,316,848

Total liabilities and equity	$8,250,679	$4,789,198

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Equity in loss of subsidiaries	$(822,474)	$(1,401,698)

Operating expenses:
General and administrative	(339,126)	(60,000)
Total Operating expenses	(339,126)	(60,000)

Other income:
Other income, net	36,562	-
Total other income, net	36,562	-

Net loss	(1,125,038)	(1,461,698)
Foreign currency translation adjustment	(34,516)	103,753
Comprehensive loss	$(1,159,554)	$(1,357,945)

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,125,038)	$(1,461,698)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries	822,474	1,401,698
Other receivables	(36,999)
Other payables and other current liabilities	(23,750)	60,000
Net cash used in operating activities	(363,313)	-

Cash flows from investing activities
Loans to third parties	(4,515,050)
Purchases of long-term investments	(202,000)	-
Net cash used in investing activities	(4,717,050)	-

Cash flows from financing activities
Net proceeds from initial public offering	5,327,949	-
Net cash provided by financing activities	5,327,949	-

Net increase in cash	247,586	-
Cash at the beginning of the period	-	-
Cash at the end of the period	$247,586	$-